SEMPER FLOWERS, INC.
1040 First Avenue, Suite 173
New York, NY 10021
(212) 861-9239

September 9, 2008

VIA FACSIMILE (202-772-9369) AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Scott Anderegg, Esq.

Re:          Semper Flowers, Inc. (the “Company”)
  Amendment No. 3 to Form S-1 filed August 19, 2008
  File No.: 333-149158

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Semper Flowers, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 1.00 p.m., Eastern Time, Wednesday, September 10, 2008, or as soon thereafter as possible.  Furthermore, the Company hereby withdraws its previous letter, dated September 8, 2008, requesting that the registration statement be declared effective on Friday, September 12, 2008.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Semper Flowers, Inc.

By:	/s/ George Marquez
George Marquez
Chief Executive Officer